
Areto Labs is on a mission to make digital communities more positive and inclusive.
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INVEST IN **ARETO LABS**

Track, moderate and counteract comments in your social media communities

LEAD INVESTOR



Gale Wilkinson

I am investing in Areto Labs because the leadership team has deep NLP experience, there is a growing need for the product, and the company has already generated $15K in monthly recurring revenue. The content moderation space is expected to grow at a 30% CAGR over the next five years and the M&A appetite is strong with exit multiples larger than 10x. Lastly, the company's technical advisory board spoke highly of the product's ability to counteract online toxicity – the fact that they have a working product and are generating meaningful revenue are great signs of early traction for a pre-seed company.

Invested $1,000 this round

aretolabs.com   Delaware Oklahoma

Highlights

1. 40% MoM user growth 2M+ international mainstream media impressions
2. Actively working with 7 prominent orgs. in the sports industry including an NHL team and an NBA team
3. Currently at $15K in MRR and has validated the willingness to pay from its initial customer profile

Our Team

Lana Cuthbertson Founder and CEO



Kasey Machin Founder and COO

Jacqueline Comer Founder & Chief Product Officer

Pitch

areto labs

problem | **Social media is a powerful tool to build brand value, but online toxicity can destroy it.**

Elite athletes suffer mental health issues

Broadcasters can't do their jobs safely

Public personas are burning out

Social media managers have limited time to manage toxicity & lack solutions

Marketing VPs need creative solutions to expand and diversify audiences

Cost: **$400B each year**

solution | Introducing **Areto**


Brand Health Summary
Today
Accounts
Languages


1,444
COMMENTS TRACKED
398
ABUSIVE COMMENTS
80%
Positive
OVERALL SENTIMENT
Moderation Queue
Accounts and Hashtags
We're with you, Beth!
How much is the online abuse impacting you? *
1 2 3 4 5
6 7 8 9 10
OK
New pulse check response!
See Responses

solution | Introducing Areto

Areto automatically tracks, moderates and counteracts online hate, so companies can grow and diversify their market and share of voice while showcasing their values to fans, sponsors and talent.

market |


$220B

Global market for
social media marketing


$20B
$1B

Organizations building brands with **public-facing talent**

Initial target market: **Sports**

competition |

	areto labs	respondology, GoBubble, BLOCK PARTY	LIGHT, arwen, twohat, VINESIGHT	HIVE, Bodyguard.ai, spectrum labs
Proactive conversation shaping	✅	❌	❌	❌
Mental health & community support	✅	❌	❌	❌
Personalized reports & contextual analysis	✅	❌	✅	❌
Advice	✅	✅	❌	❌
Auto block/mute/hide	✅	✅	❌	✅

We charge a monthly subscription fee

Business model |
B2B SaaS


50
40
30
20
10
$M
Income


0
2021
(2022)
(2023)
(2024)
(2025)
(2026)
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> *Forward looking projections cannot be guaranteed.*


initial target customer |
Marketing leads
at sports orgs
Goals & Motivation
Diversify & grow fanbase
Avoid losing sponsors & talent
Fulfill duty of care
Protect athletes' mental health
8


go to market strategy |
Outbound sales
Product marketing
Partnerships & networks

traction |

$1.5M
pre-seed round

YALETOWN
UNIVERSITY OF CALGARY UCeed Startup Investment Funds
CREATIVE DESTRUCTION LAB
Threshold Impact
SCALEGOOD

$15K
monthly revenue

SPORT NEW ZEALAND
HEROINE
Canadian Mental Health Association
The Samara Centre for Democracy

2M+
international mainstream media impressions

THE STAR
REUTERS
Global NEWS
SPINOFF
CBC news
stuff
The New Zealand Herald
CTV

2
peer-reviewed academic research papers published

NEURAL INFORMATION PROCESSING SYSTEMS
EAAMO2021

founders |



Lana Cuthbertson
CEO
Finance & Operations
UofA, Carleton, ATB, WPP



Kasey Machin
COO
Marketing & Sales
City of Edmonton



Jacqueline Comer
CPO
Product & Tech
Tech Futures Lab

advisors |



Monica Dinculescu
Technology advisor
Google Brain



Kory Mathewson
Technology advisor
DeepMind



Ashia Zawaduk
Technology advisor
Muck Rack

team |



Rita Lester



Lauren Briske



Arnold Gihozo



Sahaj Shah



Leo Liu



Anas Mohamed



Marina Banister

Developer Product Manager Lead Software Developer Product & UX ML/AI Developer Public Relations

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fundraising |

Raising $1.5M pre-seed round

Use of funds:

50%	Product & engineering salaries
30%	Sales & marketing salaries
10%	Technology & cloud costs
10%	Marketing & sales costs

$960K closed to date via SAFE

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Only $124,000 will be solicited through this Wefunder offering.



Areto Labs is on a mission to make digital communities more positive and inclusive.
13